As filed with the Securities and Exchange Commission on September 3, 2002

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

   In the Matter of                                              CERTIFICATE
Cinergy Corp., et al.                                                OF
   File No. 70-9319                                              NOTIFICATION

       (Public Utility Holding Company Act of 1935)


         Pursuant to the Commission's order dated March 1, 1999 (HCAR No. 26984) (the "March 1999 Order") granting and permitting to become effective the application-declaration as amended in the above docket filed by Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act") and Cinergy Investments, Inc. ("Cinergy Investments"), a Delaware corporation and direct, wholly-owned nonutility subsidiary of Cinergy, Cinergy provides the following information (any capitalized terms used but not defined herein having the respective meanings assigned thereto in the March 1999 Order):


     1. Financial statements as of and for the 6 months ended June 30, 2002 for Cinergy Investments, Cinergy Global Resources, Inc. ("CGR"), Cinergy Technologies, Inc. ("CTI"), and CinTec LLC ("CinTec"), Delaware corporations or limited liability companies, as the case may be, and direct, wholly-owned subsidiaries of Cinergy, are filed as exhibits hereto under a claim for confidential treatment pursuant to Rule 104(b) under the Act.

     2. The following lists amounts expended by Cinergy Investments, CTI and CinTec on investments during the calendar quarter ended June 30, 2002 in those of their direct subsidiaries -- namely, (a) Cinergy Ventures, LLC, (b) Cinergy e-Supply Network, LLC, (c) Cinergy Two, Inc. (d) Cinergy-Cadence, Inc., (e) Cinergy Telecommunications Holding Company, Inc., (f) Cinergy Centrus, Inc., (g) Cinergy-Centrus Communications, Inc. and (h) eVent (Triple Point) LLC (each entity listed in (a) through (h) being an "exempt telecommunications company" as such term is defined in Section 34(a)(1) of the Act (an "ETC")) -- that are neither (i) energy-related companies as defined in rule 58 ("rule 58 companies"), nor (ii) exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs") or EWG/FUCO project parent companies. Investment information with respect to Cinergy's investments in rule 58 companies and EWGs/FUCOs (including EWG/FUCO project parent companies) is provided in Cinergy's quarterly reports on Form U-9C-3 (with respect to rule 58 companies) and quarterly certificates filed in Files No. 70-9577 (with respect to EWGs and FUCOs and EWG/FUCO project parent companies).


         Additionally listed below is the amount expended by Cinergy Investments during the calendar quarter ended June 30, 2002 in its indirect subsidiary Cinergy Canada, Inc., and the amounts expended by Cinergy Solutions Holding Company, Inc. in its direct subsidiaries 1388368 Ontario, Inc., 3036243 Nova Scotia Company, and Vestar, Inc. These subsidiaries are neither rule 58 companies nor EWGs or FUCOs or EWG/FUCO project parent companies.

     a. Cinergy Investments made approximately $.1 million, in additional investments, in Cinergy-Cadence, Inc., an ETC.

     b. CTI made approximately $1.1 million, in additional investments, in Cinergy Ventures, LLC, an ETC.

     c.   CinTec made no additional investments in its ETC holdings.

     d. Cinergy Investments made no additional investments in its indirect subsidiary Cinergy Canada, Inc.

     e. Cinergy Solutions Holding Company, Inc. made no additional investments in its direct subsidiaries 1388368 Ontario, Inc., 3036243 Nova Scotia Company, and Vestar, Inc.

     3. The following provides information concerning the nature and extent of services provided by Intermediate Parents (as that term is used in the March 1999 Order) during the calendar quarter ended June 30, 2002, identifying the customer company, the service and the charge, and the transfer pricing therefor (i.e., whether the charge was computed at cost, market or pursuant to another method).

     a) Cinergy Global Resources, a.s., an indirect, wholly-owned subsidiary of CGR organized under the laws of the Czech Republic, provided the following services to certain associate project companies located in the Czech Republic, each of which is a FUCO (identified below):

     i. Intermediation with financial institutions to obtain financing by project companies;

     ii. Currency and interest rate risk management;

     iii. Consulting   services  in  the  area  of  financial  and   operational
          management of project companies; and

     iv. Re-engineering studies and implementation.


The fees charged for these services are on an hourly basis determined by the amount of work performed by Cinergy Global Resources, a.s. personnel to project companies.


The project companies served and the fees charged for the calendar quarter ended June 30, 2002 are as follows:


Moravske Teplarny a.s.                                       $9,584

Plzenska Energetika s.r.o.                                   $72,920

Cinergetika U/L, a.s.                                        $37,876

Energetika Chropyne, a.s.                                    $6,925


CZECHPOL ENERGY spol.s.r.o.                                  $90,361



     b) Cinergy Global Power Services Limited ("CGPS"), an indirect, wholly-owned subsidiary of CGR organized under the laws of the United Kingdom, provided the following services to the associate project company identified below, a Zambian FUCO:

     i. Consulting services in the area of management of project companies and ongoing business development; and

     ii. Re-engineering and restructuring services.

The fee charged for these services is a flat quarterly fee which was established according to a management agreement between CGPS and its partners in the project.


The project company served and the fee charged for the calendar quarter ended June 30, 2002 are as follows:



Copperbelt Energy Corporation PLC                            $125,000

     4.  The  following  provides  information   concerning  the  formation  and
capitalization of any new Intermediate Parents and/or Nonutility Companies during the calendar quarter ended June 30, 2002.


During the calendar quarter ended June 30, 2002, the following Intermediate Parents and/or Nonutility Companies were formed or acquired

Cinergy Solutions Operating Services of Lansing, LLC, a Delaware limited liability company; Cinergy Solutions Operating Services of Shreveport, LLC, a Delaware limited liability company; Oak Mountain Products, LLC, a Delaware limited liability company; Indianapolis Data Link, Inc., an Indiana corporation; Lexington Data Link, Inc., a Kentucky corporation; Louisville Data Link, Inc., a Kentucky corporation; Cincinnati Data Link, Inc., an Ohio corporation; Chattanooga Data Link, Inc., a Tennessee corporation; Knoxville Data Link, Inc., a Tennessee corporation; Memphis Data Link, Inc., a Tennessee corporation; Nashville Data Link, Inc., a Tennessee corporation; and LB Tower Company, LLC, a Delaware limited liability company.1


Each of these entities was acquired or established either as an energy-related company under rule 58 or an ETC investment. Each is nominally capitalized.

     5. The following provides information concerning any loans made by Cinergy, Intermediate Parents or Nonutility Companies to associate Intermediate Parents or Nonutility Companies during the calendar quarter ended June 30, 2002 that are not exempt under rule 52(b) and the issuance of any securities that are not exempt under rule 52(b) by Intermediate Parents or Nonutility Companies during the calendar quarter ended June 30, 2002.

No such loans were made or securities issued.


     6. The following provides information concerning the completion of any consolidation or reorganization of Cinergy's ownership interest in Intermediate Parents and/or Nonutility Companies during the calendar quarter ended June 30, 2002, including the identity of the companies involved and their lines of business and corporate structure both before and after the consolidation or reorganization.


In the calendar quarter ended June 30, 2002, Cinergy restructured its indirectly held investment in eVent Resources Overseas I, LLC, a Delaware limited liability company ("eVent"). Specifically, Cinergy's wholly-owned indirect subsidiary, Cinergy Global Ely, Inc., a Delaware company ("Cinergy Ely"), distributed to its parent company, Cinergy Global Power, Inc., a Delaware corporation and another indirect, wholly-owned subsidiary of Cinergy, all of Cinergy Ely's ownership interest in eVent (consisting of all the outstanding common membership interests therein).



                                                           S I G N A T U R E

         Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:         August 30, 2002

                                           CINERGY SERVICES, INC.


                                         By: /s/Wendy L. Aumiller
                                             Wendy L. Aumiller
                                             Treasurer


1. This last entity was formed in May 2000, but was inadvertently omitted from the previous report filed in this docket with respect to the relevant time period.